Exhibit 99.1

News release

January 10, 2011

HUDBAY MINERALS ANNOUNCES AGREEMENT TO ACQUIRE NORSEMONT

MINING

HUDBAY’S COMBINED ANNUAL COPPER PRODUCTION EXPECTED TO INCREASE

BY APPROXIMATELY 145% FROM 2011 LEVELS

Highlights

•	Norsemont shareholders will receive 0.2617 HudBay shares and $0.001 in cash, or $4.50 in cash, subject to a maximum aggregate cash consideration of $130 million.

•

HudBay’s offer represents a premium of 33%(1), based on the volume weighted average trading prices of HudBay and Norsemont on the TSX for the 20 trading days ended January 7, 2011 of $17.76 and $3.49, respectively.

•	Norsemont’s Constancia copper project has excellent infrastructure in an established mining district in Peru.

•

HudBay’s future combined copper production is expected to grow by approximately 145% between 2011 and 2016, as a result of bringing Constancia into full production. Constancia will also contribute to HudBay’s gold equivalent production, which is expected to increase 130% during the same period(2).

•

The Norsemont acquisition is expected to increase HudBay’s mineral exposure on a per share basis and is expected to deliver per share growth in HudBay’s net asset value and long term earnings and cash flow.

•

The transaction is consistent with HudBay’s strategy of acquiring porphyry or VMS deposits with exploration upside in mining-friendly jurisdictions in the Americas, with the opportunity to add value through exploration, mine development and operational expertise.

•	With $1.2 billion of available cash and credit lines, and strong cash flow from existing operations, HudBay is in an excellent position to finance construction of the Constancia project.

(1)	Assuming holders of Norsemont’s outstanding common shares elect to receive the maximum number of HudBay shares issuable in connection with the bid.
(2)	Anticipated production for 2011 based on midpoint of forecasted production released on December 13, 2010. Anticipated production for 2016 is based on existing mines together with Constancia, Lalor (including, for gold equivalent production, inferred resources and conceptual gold and copper-gold zones) and the 777 North expansion. Constancia 2016 expected production sourced from preliminary results of the optimization study released by Norsemont on December 30, 2010. Silver converted to gold equivalent at 60:1 ratio.

Toronto, Ontario – HudBay Minerals Inc. (“HudBay”) (TSX:HBM) (NYSE:HBM) and Norsemont Mining Inc. (“Norsemont”) (TSX:NOM) (BVL:NOM) announced today that they have entered into an agreement pursuant to which HudBay has agreed to acquire all of the outstanding common shares of Norsemont (“Norsemont Shares”) that HudBay does not already own by way of formal take-over bid. The transaction values the equity of Norsemont at approximately $520 million, on a fully-diluted basis.

Terms of the Transaction

•

Pursuant to the take-over bid, holders of Norsemont Shares who tender their shares to the bid and elect to receive the maximum equity consideration will receive consideration with a value of $4.65 per share, based on the volume weighted average trading price on the Toronto Stock Exchange (“TSX”) for the 20 trading days ended January 7, 2011 of $17.76 per HudBay common share (“HudBay Share”).

•

The consideration to be paid pursuant to HudBay’s bid represents a premium of 33% (assuming election of maximum equity consideration), based on the volume weighted average trading price of the Norsemont Shares on the TSX for the 20 trading days ended January 7, 2011 of $3.49 per share.

•

Under HudBay’s bid, holders of Norsemont Shares will have the ability to elect, on an individual basis, to receive 0.2617 HudBay Shares and $0.001 in cash, $4.50 in cash, or a combination of cash and HudBay Shares (with the share consideration based on a price per HudBay Share of $17.19), subject to proration necessary to effect maximum aggregate cash consideration of $130 million. This will provide an opportunity for Canadian holders of Norsemont Shares to defer Canadian tax that otherwise might be payable as a result of their acceptance of the bid.

•

The election mechanism benefits Norsemont shareholders by providing an embedded option between the announcement and shortly before the closing date of the transaction that effectively underpins the value of the share consideration while providing upside potential.

•

Assuming HudBay acquires all of the Norsemont Shares pursuant to the bid (and assuming holders of Norsemont Shares elect to receive the maximum number of HudBay Shares issuable in connection with the bid) current holders of HudBay Shares will represent approximately 83% of the outstanding HudBay Shares and the former holders of Norsemont Shares will represent approximately 17% of the outstanding HudBay Shares.

•

The boards of directors of Norsemont, upon the recommendation of a Special Committee of the board, and HudBay have approved HudBay’s acquisition of Norsemont pursuant to the bid. The board of directors of Norsemont is recommending that holders of Norsemont Shares tender their Norsemont Shares to HudBay’s bid.

•

Officers, directors and other shareholders of Norsemont holding approximately 34.4% of the Norsemont Shares, on a fully-diluted basis, have entered into lock-up agreements with HudBay under which they have agreed to tender their Norsemont Shares to the bid. Together with HudBay’s 1.1% interest, these shares represent approximately 35.6% of the fully-diluted Norsemont Shares.

Norsemont owns 100% of the Constancia copper project in southern Peru. As of September 2009, the Constancia project had proven and probable mineral reserves containing 277 million tonnes grading 0.43% copper, 0.012% molybdenum, 0.05 g/t gold and 3.7 g/t silver. Based on the preliminary results of the optimization study released on December 30, 2010, the proposed Constancia project is expected to produce annually 172 million pounds of copper and 2 million pounds of molybdenum in concentrate at attractive cash costs over a 15 year mine life.

“This transaction helps solidify HudBay’s position as one of the leading mid-tier mining companies with an enhanced growth pipeline in stable, mining-friendly jurisdictions,” said David Garofalo, President and Chief Executive Officer of HudBay. “Our reliable operations in low-risk jurisdictions combined with our strong financial position complement our ability to execute a focused growth strategy of acquiring porphyry and VMS deposits with exploration upside in the Americas.”

“Bringing Constancia into operation will significantly increase HudBay’s copper production and contribute to HudBay’s precious metals production growth. In addition, this acquisition is expected to increase our mineral exposure on a per share basis, and deliver per share growth in net asset value and long term earnings and cash flow,” added Mr. Garofalo. “Our offer permits Norsemont’s shareholders to continue to participate in the development of the Constancia project with the added benefit of exposure to HudBay’s profitable operations and world class Lalor development project.”

“HudBay is a highly respected mining company with a long record of more than 80 years of successful base metals mining and processing operations in Canada,” said Patrick Evans, Chief Executive Officer of Norsemont. “With its strong balance sheet and exceptional technical expertise HudBay is well placed to accelerate the development of the Constancia project far sooner than Norsemont could have achieved independently. The HudBay offer provides Norsemont shareholders with an attractive opportunity to continue to participate in Constancia’s success without the dilution that the independent funding of Constancia’s development would have required.”

“Besides presenting Norsemont shareholders with an exciting diversification and growth opportunity, Peru will benefit significantly through HudBay’s participation in that country’s well-established and rapidly growing mining industry,” added Mr. Evans.

Benefits to HudBay Shareholders

The transaction is expected to provide the following benefits to the holders of HudBay Shares:

•

Constancia is an attractive copper project with excellent infrastructure in an established mining district. HudBay’s future combined copper production is expected to grow by approximately 145% between 2011 and 2016, as a result of bringing the project into full production.

•

The transaction will increase HudBay’s mineral exposure on a per share basis and is expected to be accretive to HudBay’s net asset value per share as well as long-term earnings and cash flow per share;

•	The transaction will enhance HudBay’s position as a leading mid-tier mining company with increasing leverage to both base and precious metals for its shareholders;

•	The combined company will have a robust portfolio of long-life assets with low cash costs and significant copper, gold and zinc production growth;

•

HudBay has significant financial resources to finance the strong development pipeline of the combined companies, including highly prospective projects such as Constancia and HudBay’s Lalor project in northern Manitoba; and,

•

The transaction is consistent with HudBay’s strategy, which includes a focus on porphyry and VMS deposits with exploration upside in the Americas, with the opportunity to add value through technical expertise and financial capacity.

Benefits to Norsemont Shareholders

The transaction is expected to provide the following benefits to the holders of Norsemont Shares:

•	Delivery of an attractive and immediate premium;

•	Tax-deferral opportunity for Canadian holders of Norsemont Shares, with the option to elect significant cash consideration;

•	Realize Constancia’s full production potential by leveraging HudBay’s development expertise;

•	Minimal dilution since HudBay can fund Constancia through existing financial resources;

•	Diversification benefits through HudBay’s portfolio of producing mines and development projects; and,

•	Participation in a high-growth, mid-tier mining company.

The Special Committee of the board of directors of Norsemont was advised by Cutfield Freeman & Co. Ltd. (“Cutfield Freeman”), as financial advisor, and Fraser Milner Casgrain LLP, as legal advisor. Cutfield Freeman and Wellington West Capital Markets Inc. have provided opinions to the Special Committee and board of directors of Norsemont that, as of January 9, 2011, the consideration to be received by holders of Norsemont Shares under HudBay’s take-over bid is fair, from a financial point of view, to the holders of Norsemont Shares (other than HudBay and its affiliates). A copy of each fairness opinion, the factors considered by the board of directors and its Special Committee in recommending that holders of Norsemont Shares tender their Norsemont Shares to HudBay’s bid, and other relevant background information, will be included in the directors’ circular that will be sent to the holders of Norsemont Shares in connection with the bid.

RBC Capital Markets is acting as financial advisor to HudBay in connection with the transaction. Goodmans LLP is legal counsel to HudBay and Minvisory Corp. is acting as HudBay’s strategic advisor.

HudBay has retained Kingsdale Shareholder Services Inc. to act as both its Information Agent and Depositary in connection with the Offer.

The support agreement that has been entered into by Norsemont and HudBay contains customary “non-solicitation” provisions that permit the board of directors of Norsemont to terminate the support agreement and enter into an agreement in respect of an unsolicited, superior proposal under certain circumstances, subject to, among other things, “matching rights” in favour of HudBay and payment of a termination payment of $21.6 million.

Full details of the offer will be included in HudBay’s take-over bid circular, which is expected to be mailed to holders of Norsemont Shares before the end of the month. The bid will be open for acceptance for a period of not less than 35 days and will be subject to certain customary conditions (which may be waived by HudBay in its discretion), including there being deposited under the take-over bid and not withdrawn at the expiry time of the take-over bid such number of Norsemont Shares that represent at least 50% (calculated on a fully-diluted basis) plus one of the Norsemont Shares.

Copies of the support agreement, take-over bid circular, directors’ circular, and certain related documents will be filed with securities regulators and will be available at the Canadian SEDAR website at www.sedar.com.

Investor Conference Call

HudBay and Norsemont will hold a conference call and webcast for analysts and investors to discuss the transaction.

Date:	Monday, January 10, 2011
Time:	8:30 a.m. ET
Webcast:	www.hudbayminerals.com
Dial in:	416-644-3414 or 1-800-814-4859
Replay:	416-640-1917 or 1-877-289-8525
Replay Passcode: 4400540#

Media Conference Call

Members of the media are invited to participate on a conference call with HudBay management to discuss the transaction.

Date:	Monday, January 10, 2011
Time:	10:30 a.m. ET
Dial in:	416-644-3415 or 1-877-974-0445
Replay:	416-640-1917 or 1-877-289-8525
Replay Passcode: 4400548#

HudBay Minerals Inc.

HudBay Minerals Inc. (TSX:HBM) (NYSE:HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of metals. The company’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay is committed to high standards of corporate governance and sustainability.

Norsemont Mining Inc.

Norsemont Mining Inc. (TSX:NOM) (BVL:NOM) is a Canadian mineral exploration and development company focused on the 100 percent-controlled Constancia Cu-Mo-Ag-Au deposit in southern Peru. Norsemont’s Constancia project is located approximately 100 kilometres south of Cusco, Peru. Results of an independent definitive feasibility study on the Constancia deposit were announced in September 2009. Please refer to the Company’s website for the full 43-101 Technical Report.

Questions and requests for assistance may be directed to the Information Agent and Depositary for the Offer, Kingsdale Shareholder Services Inc., at 1-800-775-3159 toll free in North America, or at 416-867-2272 outside of North America, or by e-mail at contactus@kingsdaleshareholder.com.

Qualified Person

Robert. W. Baxter (MAusIMM), the President, COO and a director of Norsemont is a qualified person within the meaning of National Instrument 43-101, and has reviewed and approved the scientific and technical information referred to in this news release.

Forward-Looking Information

Certain of the statements made and information contained herein may contain forward-looking statements or forward-looking information within the meaning of applicable securities laws, including the anticipated timing of the transaction and the anticipated impact of the transaction on HudBay and Norsemont. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information (including the actions of other parties). Many of these assumptions are based on factors and events that are not within the control of HudBay or Norsemont and there is no assurance they will prove to be correct. The timing and completion of the proposed transaction is subject to customary conditions, termination rights and other risks and uncertainties. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the timetable or on the terms and conditions contemplated. The proposed transaction could be modified, restructured or terminated. There can also be no assurance that the strategic benefits and competitive, operational and cost efficiencies expected to result from the transaction will be fully realized. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay and Norsemont undertake no obligation to update forward-looking information except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties. The reader is cautioned not to place undue reliance on forward-looking information.

This press release does not constitute an offer to buy any securities or a solicitation of any vote or approval or a solicitation of an offer to sell any securities.

All amounts listed are in Canadian dollars unless otherwise indicated.

Note to U.S. Investors

Information concerning the mineral properties of HudBay and Norsemont has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of SEC Industry Guide 7. Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. For more information on the technical terms as they are used under NI 43-101, please see Schedule A “Glossary of Mining Terms” of HudBay’s Annual Information Form for the fiscal year ended December 31, 2009, available on SEDAR at www.sedar.com and incorporated by reference as Exhibit 99.8 in HudBay’s Form 40-F filed on October 19, 2010 (File No. 001-34244).

For more information, please contact:

John Vincic, Vice President, Investor Relations & Corporate Communications HudBay Minerals Inc. Tel: 416-362-0615 john.vincic@hudbayminerals.com	Patrick Evans Chief Executive Officer Norsemont Mining Inc. Tel: 416-408-4088 investors@norsemont.com

Further Information for Norsemont Mining Shareholders:

Kingsdale Shareholder Services Inc.

Toll Free 1-800-775-3159 (English or French)

Outside North America, Bankers and Brokers Call

Collect: 416-867-2272

Facsimile: 416-867-2271, Toll Free Facsimile

1-866-545-5580

Email: contactus@kingsdaleshareholder.com

(HBM-G)